EXHIBIT 3A

                            ARTICLES OF INCORPORATION

                                       OF

                        MICRO COMPONENT TECHNOLOGY, INC.


         I, the undersigned, being a natural person of full age, for the purpose of forming a corporation under Minnesota Statutes, Chapter 302A, do hereby adopt the following Articles of Incorporation:


                  1. Name. The name of this corporation is Micro Component Technology, Inc.

                  2. Registered Office. The location and post office address of the registered office in the State of Minnesota is 4000 First Bank Place, 601 Second Avenue South, Minneapolis, MN 55402-4331.

                  3. Purpose. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be now or hereafter organized under the Business Corporation Act of Minnesota.

                  4. Common Stock. The total number of shares of the corporation's common stock authorized for issuance is twenty million (20,000,000) shares with a par value of $.01 per share.

                  5. Preferred Stock. The corporation is authorized to from time to time up to an aggregate of one million (1,000,000) shares of preferred stock in one or more series. Each such series shall have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors by resolution at or before issuance of the shares.

                  6. No Preemptive Rights. No shareholder of the corporation shall have any preemptive or other right to acquire the common stock or any other securities of the corporation.

                  7. No Cumulative Voting. The shareholders of the corporation shall not be entitled to cumulate their votes in the election of directors.

                  8. Incorporator. The name and post office address of the incorporator are as follows:


                  James C. Diracles
                  4000 First Bank Place
                  601 Second Avenue South
                  Minneapolis, MN  55402

                  9. Directors. The following persons shall be the directors of the corporation until their successors are elected and have qualified, or until their earlier death, resignation, removal, or disqualification:

                  Roger E. Gower
                  Donald R. VanLuvanee
                  Patrick Verderico
                  D. James Guzy
                  David M. Sugishita

                  10. Liability of Directors. To the fullest extent permitted by the Minnesota Business Corporation Act, as the same exists or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. A repeal or modification of this Article shall not apply to any act or omission by a director which occurs prior to the effective date of such repeal or modification.

         Dated:  September 20, 1996



                                                     /s/ James C. Diracles
                                                     ---------------------------
                                                     James C. Diracles